

Mail Stop 4628

November 16, 2015

Via E-Mail
Mr. Sungki Lee
Chief Financial Officer
Harvest Operations Corporation
1500, 700 – 2nd Street SW
Calgary, Alberta, Canada T2P 2W1

      **Re:    Harvest Operations Corporation**
              **Form 20-F for Fiscal Year Ended December 31, 2014**
              **Response Dated October 16, 2015**
              **File No. 333-121620**

Dear Mr. Lee:

      We have reviewed your October 16, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 25, 2015 letter.

Form 20-F for Fiscal Year Ended December 31, 2014

Information on the Company, page 19

Reserves and Other Oil and Gas Information, page 27

Undeveloped Reserves, page 30

1.      We note your response to prior comment 2. Disclosure relating to the conversion of proved undeveloped reserves is specifically required by Item 1203(b) of Regulation S-K. Please expand your disclosure to provide the changes that occurred during the year in the net quantities of proved undeveloped reserves. Your revised disclosure should separately

identify and quantify each factor that resulted in a change to your proved undeveloped reserves so that the change between periods is fully explained.

Production Volumes, page 32

2.      We note your response to our prior comment 4 and the illustrations provided relating to the annual production and the production for each field you propose to include in your future filings.  We also note your proposed disclosure does not provide the net quantities of such production (e.g., net of royalties).  Please explain why you believe limiting the disclosure of your production to the gross quantities (e.g., before royalties) is consistent with the presentation requirements pursuant to Item 1204(a) of Regulation S-K.

You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 if you have questions regarding the comments.  Please contact me at (202) 551-3311 with any other questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief
Office of Natural Resources